UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Schedule 14F-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

ZOOMPASS HOLDINGS, INC.
(Exact name of registrant as specified in its corporate charter)

Nevada
(State or other jurisdiction of Incorporation or Organization)

333-203997		30-0796392
(Commission File Number)		(IRS Employer Identification No.)

2075 Kennedy Road
Suite 404
Scarborough, Ontario M1T 3V3
(Address of Principal Executive Offices and Zip Code)

(647) 289-9665
 (Registrant's telephone number, including area code)

Date

July 13, 2017

ZOOMPASS HOLDINGS, INC.

INFORMATION STATEMENT
(Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being mailed on or about September 17, 2018, to holders of record at the close of business on September 13 , 2018 (the "Record Date"), of shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Zoompass Holdings, Inc., a Nevada corporation (the "Company"), in connection with the change of control of and composition of the Board of Directors of the Company (the "Board").

The change of control is the result of the resignations of directors Stephen Roberts and Jon Tondeur on Sptember 13, 2018, and the appointment by the remaining director, Rob Lee, of Mahmoud (Moody) Hashem, Mahendra Naik and Nayeem Saleem Alli to fill vacancies left by such resignations.  The transactions described herein are more fully described in that certain Current Report on Form 8-K that was filed with the Securities and Exchange Commission (the "SEC") on September 17, 2018.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's security-holders.

No action is required by the Company's stockholders in connection with this Information Statement.  Section 14(f) of the Exchange Act and Rule 14f-1 require the Company mail to its stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of the Company's stockholders). This Information Statement will be mailed to the Company's stockholders of record on or about September 17, 2018.

CHANGE OF CONTROL

You are not required to vote on either the change of control or the addition of directors and your vote is not requested. Normally, the election of directors requires a vote of the holders of Common Stock entitled to vote.  In this case, the Company's current directors appointed the new directors to the Board.  Therefore, no vote of stockholders of the Company is required to effectuate the appointment of the new directors.

Effective September 13, 2018, directors Stephen Roberts and Jon Tondeur resigned from the Board of Directors of the Company.  The remaining director, Rob Lee, appointed Mahmoud (Moody) Hashem, Mahendra Naik and Nayeem Saleem Alli to fill vacancies left by such resignations.

Mr. Lee resigned from all positions with the Company, including as a member of the board, effective at the end of business on September 17, 2018 (the "Effective Date").

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

To the best of the Company's knowledge, except as set forth below, the incoming directors have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.  The names of the Company's officers and directors as of the Record Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Rob Lee		Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board of Directors
Stephen Roberts		President and Director
Jon Tondeur		Director

The names of the Company's officers and directors as of the Effective Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Nayeem Saleem Alli		Chief Executive Officer, and Director
Mahmoud (Moody) Hashem		Chief Operating Officer, Director
Mahendra Naik		Director
Manish Grigo		Chief Financial Officer

Nayeem Saleem Alli – Chief Executive Officer and Chairman of the Board of Directors

Mr. Alli was a founder of First Global Data Corp. in November 2012, and has served as the Chief Financial Officer since inception.

Mr. Alli attended York University in Toronto, Canada and received a Bachelor of Commerce in June 1989.

Mahmoud (Moody) Hashem – Chief Operating Officer and Director

Mr. Hashem Co-Founded Blockgration Global Corp. in May 2018 and has served as the Chief Operating Officer since inception.  Mr. Hashem also founded ZeroWire Group in January 2009 and has served Managing Director since inception.

Mr. Hashem graduated from Ain Shams University in July 1996 with a Bachelor of Engineering -Electronics & Communication Department, Abassya, Cairo, Egypt.

Mahendra Naik –Director

Mr. Naik has been a director of BitGold Inc. since June 2015.  He was a director of IAMGOLD Corporation from 2000 to 2015, a director of First Global Data Corp. from 2013 to 2015, and a director of Fortune Minerals Limited from 2006 until 2015.

Mr. Naik attended the University of Toronto, St. George Campus, Canada and received a Bachelor of Commerce in June 1981.

Manish Grigo  –Chief Financial Officer

Mr. Grigo has spent over ten years as a Technology Analyst with various boutique investment banking firms in Toronto; where he covered a wide range of technology sectors ranging from Gaming, FinTech and Telcos. He also spent a year with a gold mining company as their Investor Relations and Corporate Development Director. Since 2017 he has been working as an independent consultant and advising companies on their capital markets strategies.

Involvement in Certain Legal Proceedings.

To the best knowledge of the Company, no officer, director or 5% or greater shareholder of the Company has, during the last five years: (i) been convicted in or is currently subject to a pending a criminal proceeding; (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy of for the two years prior thereto.

Board Committees

We have not established any committees, such as an Audit Committee, a Compensation Committee or a Nominating Committee, or any committee performing a similar function. The functions of those committees are being undertaken by the Board as a whole.

Director Independence

The Board does not believe that any of the members of the Board, whether prior or subsequent to the Effective Date, qualify as independent under the rules of any of the national securities exchanges.

DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 500,000,000 shares of Common Stock.

Common Stock

Our articles of incorporation authorize us to issue up to 500,000,000 shares of common stock, $0.0001 par value.  There are currently approximately 55,100,000 shares of Common Stock issued and outstanding as of the date hereof.

Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of assets legally available therefor. Shares of our common stock have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to a pro rata share of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on an as converted basis on all matters submitted to a vote of stockholders, including the election of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the Record Date, certain information regarding the beneficial ownership of the shares of Common Stock by: (i) each person who, to the Company's knowledge, beneficially owns 5% or more of the shares of Common Stock and (ii) each of the Company's directors and "named executive officers."  As of the Record Date, there were approximately 55,100,000 shares of Common Stock outstanding.
Name and address of Beneficial Owner	Number of Shares of Common Stock	Percent of Class
Directors and Named Executive Officers:
Rob Lee	15,210,668	27.6%
Steve Roberts	2,049,997	3.6%
Jon Tondeur	1,279,999	2.3%
5% or Greater Beneficial Owners
Mississaugas of the New Credit	3,000,000	5.5%

LEGAL PROCEEDINGS

From time to time, the Company may be involved in a variety of claims, suits, investigations and other proceedings arising in the ordinary course of our business, collections claims, breach of contract claims, labor and employment claims, tax and other matters. Although claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, the Company believes that the resolution of current pending matters will not have a material adverse effect on its business, balance sheet, results of operations or cash flow. Regardless of the outcome, litigation can have an adverse impact on the Company because of legal costs, diversion of management resources and other factors.

During the year ended December 31, 2017, the Company learned that a class action complaint (the "Class Action Complaint") had been filed against the Company, its Chief Executive Officer and its Chief Financial Officer in the United States District Court for the District of New Jersey.  The Class Action Complaint alleges, inter alia, that defendants violated the federal securities laws by, among other things, failing to disclose that the Company was engaged in an unlawful scheme to promote its stock.  The Company has been served with the Class Action Complaint.  The Company has analyzed the Class Action Complaint and, based on that analysis, has concluded that it is legally deficient and otherwise without merit.  The Company intends to vigorously defend against these claims.

Also during the year ended December 31, 2017, the Company learned that two derivative complaints (the "Derivative Complaints") on behalf of the Company have been filed against the Company's Directors and Chief Executive Officer, President, Corporate Secretary, and Chief Financial Officer, and nominally against the Company, in Nevada state and federal court.  The state court action subsequently was removed to federal court.  The Derivative Complaints allege, inter alia, that the Company's officers and directors directed the Company to undertake an unlawful scheme to promote its stock.  The Company has been served with the Derivative Complaints.  The Company has analyzed them and, based on its analysis, has concluded that the Derivative Complaints are legally deficient and otherwise without merit.  The Company intends to vigorously defend against these claims.

Subsequent to the year end, on August 7, 2018, the United States District Court for the District of New Jersey dismissed the Class Action Complaint.  Additionally, subsequent to the year end on August 21, 2018, the Company was served with the Second Amended Complaint in the District of New Jersey.  The Company filed a motion to dismiss the Second Amended Complaint on September 18, 2018.  Also after year end, the company was served with a third derivative action, was filed March 23, 2018, against the Company's Directors and Chief Executive Officer, President, and Corporate Secretary, and nominally against the Company, in Nevada state court.  Subsequently, this case was removed to federal court.

COMPENSATION OF DIRECTORS

The Company has not paid any compensation to its Board of Directors.  The Board, at its sole discretion, may vote to provide members of the Board either cash or equity consideration for their services.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the Republic of the Marshall Islands require approval of the any transaction referred to herein. No vote or other action is being requested of the Company's stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Zoompass Holdings, Inc.

Date: September 18, 2018	By:	/s/ Rob Lee
Rob Lee
Chief Executive Officer